SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

      For the month of September 2004

MANULIFE FINANCIAL CORPORATION
200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No x

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

Date:	September 20, 2004	By: /s/ Richard Lococo
Name: Richard Lococo
Title: Vice President and Deputy General Counsel

EXHIBIT	INDEX

Exhibit	Description of Exhibit

99.1	Q2 Certification Dominic D'Alessandro
99.2	Q2 Certification Peter H. Rubenovitch